SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549




                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
                          -----------------

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE
        ACT OF 1934
        For the transition period from __________ to __________

                             Commission file number 0-17156
                                                    -------

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Merisel, Inc. 401(k) Retirement Savings Plan
                        ----------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Merisel, Inc. 200 Continental Blvd., El Segundo, California 90245

                                  MERISEL, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                              Financial Statements
                            and Supplemental Schedule

                                December 31, 2001

                        With Independent Auditor's Report

                                  MERISEL, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                                Table of Contents

                                                                        Page(s)


Independent Auditor's Report                                              1


Financial Statements:

       Statements of Net Assets Available for Benefits
         at December 31, 2001 and 2000                                    2

       Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 2001                             3

       Notes to Financial Statements                                     4-7


Supplemental Schedule:

       Schedule of Assets (Held at End of Year)
         as of December 31, 2001                                          8

       Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                          Independent Auditor's Report



To the Plan Administrator and Participants of the Merisel, Inc. 401(k) Retirement Savings Plan


We have audited the statement of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan as of December 31, 2000, was audited by other auditors whose report dated May 30, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 25, 2002






                                                    MERISEL, INC.
                                           401(k) RETIREMENT SAVINGS PLAN

                                   Statements of Net Assets Available for Benefits

                                             December 31, 2001 and 2000



                                                                                     2001                2000
                                                                                     ----                ----
Investments:
   Connecticut General Life Insurance Company
     group annuity contract:
       Pooled separate accounts                                                  $  7,128,138        $12,375,490
       Guaranteed income general account                                            1,592,194          2,414,321
   Merisel, Inc. common stock                                                         327,977            291,799
   Participant loans                                                                   60,295            396,704
                                                                                -------------       ------------

         Total investments                                                          9,108,604         15,478,314
                                                                                  -----------         ----------

Receivables:
   Employer contribution                                                               26,514             80,252
   Participant contributions                                                            1,366             47,395
                                                                               --------------      -------------

         Total receivables                                                             27,880            127,647
                                                                                -------------       ------------

Net assets available for benefits                                                $  9,136,484        $15,605,961
                                                                                  ===========         ==========

                                See accompanying notes to financial statements.




                                                    MERISEL, INC.
                                           401(k) RETIREMENT SAVINGS PLAN

                              Statement of Changes in Net Assets Available for Benefits

                                            Year ended December 31, 2001



Additions to net assets attributed to:
   Investment income, excluding net depreciation reflected below:
     Interest income                                                                               $     105,347
     Net appreciation in fair value of Merisel, Inc. common stock                                         19,496
                                                                                                   -------------

       Total investment income, excluding net depreciation                                               124,843
                                                                                                    ------------

   Contributions:
     Employer matching                                                                                   180,168
     Participant salary reduction                                                                        536,328
     Participant rollover                                                                                 96,326
                                                                                                   -------------

       Total contributions                                                                               812,822
                                                                                                    ------------

       Total additions                                                                                   937,665
                                                                                                    ------------

Deductions from net assets attributed to:
   Net depreciation in fair value of pooled separate accounts                                          1,564,043
   Benefits paid to participants                                                                       5,492,710
   Deemed distributions of participant loans                                                             282,716
   Administrative expenses                                                                                67,673
                                                                                                   -------------

       Total deductions                                                                                7,407,142
                                                                                                     -----------

       Net decrease                                                                                   (6,469,477)

Net assets available for benefits:
   Beginning of year                                                                                  15,605,961
                                                                                                      ----------

   End of year                                                                                      $  9,136,484
                                                                                                     ===========

                          MERISEL, INC.
                  401(k) RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements

                         December 31, 2001



1.  Description of Plan

The following description of the Merisel, Inc. ("Company") 401(k) Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General
The Plan is a defined contribution plan covering employees of the Company who have 30 days of service and are twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan, except that highly compensated employees, as defined by the Plan, may only contribute up to 7 percent. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first 6 percent of annual compensation that a participant contributes to the Plan. The amount of the matching contribution is determined each year by the Board of Directors at its discretion, which may even determine that no matching contribution will be made.


Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan. The investment options are included under the Plan's group annuity contract with Connecticut General Life Insurance Company ("CIGNA") and includes pooled separate accounts reflecting mutual funds and funds held in the insurance company general account reflecting a guaranteed income fund. In addition, participants may direct their investments to a Merisel, Inc. common stock fund. (Effective August 14, 2001, the Company matching contribution became participant-directed; prior thereto the Company matching contribution was nonparticipant-directed all to Merisel, Inc. common stock.)

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as specified by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                          MERISEL, INC.
                  401(k) RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements

                         December 31, 2001


1.  Description of Plan (continued)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service.


Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 9.5 percent to 11 percent. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed period of years. Inservice distributions are allowed under certain conditions.

Forfeited Accounts
At December 31, 2001, forfeited nonvested accounts totaled $22,927. These accounts will be used to reduce future employer contributions to the Plan.


2.  Summary of Significant Accounting Policies

Reclassifications
The financial statement presentation for 2000 has been changed to conform with the presentation in 2001.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                          MERISEL, INC.
                  401(k) RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements

                         December 31, 2001


2.  Summary of Significant Accounting Policies (continued)

Valuation of Investments
The Plan's investment in the CIGNA group annuity contract is essentially a fully benefit-responsive contract, and accordingly, the contract is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), as reported to the Plan by CIGNA. Investments in pooled separate accounts at contract value equal fair value, as it is based on the market value of the underlying assets of the funds. Investments in the insurance company general account have been valued at contract value, even though under certain limited circumstances CIGNA reserves the right to defer transfers or distributions, because it is the amount a participant would expect to receive under the terms of an ongoing contract. Under most circumstances contract value will approximate fair value. The average yield and crediting interest rate was approximately 5.35 percent during 2001; the crediting interest rate is reset every six months by CIGNA. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Plan's investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.


Payment of Benefits
Benefits are recorded when paid.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option. During 2001, the Plan paid $67,673 to CIGNA for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. stock.


3.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

                          MERISEL, INC.
                  401(k) RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements

                         December 31, 2001


4.  Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2001 and 2000:

                                                                              2001                 2000
                                                                              ----                 ----

CIGNA group annuity contract pooled separate accounts:

     Guaranteed Income Fund                                                $1,592,194           $2,414,321
     S&P 500 Index Fund                                                     1,270,315            2,231,717
     Fidelity Advisor Growth Opportunities Account                          1,207,162            2,100,854
     Fidelity Advisor Equity Growth Account                                 2,441,193            4,091,725
     CIGNA Lifetime20 Fund                                                    559,923              855,555
     CIGNA Lifetime30 Fund                                                    495,698              866,472
     Janus Worldwide Account                                                  480,123            1,268,578



5.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                  MERISEL, INC.
                         401(k) RETIREMENT SAVINGS PLAN
                            (EIN 95-4172359 Plan 004)
                    Schedule of Assets (Held at End of Year)
                   (Schedule H, Part IV, Item 4i - Form 5500)

                                December 31, 2001



       (b)Identity of issuer                                                                                   (e)Current
(a)          or borrower               (c)Description of investment                              (d)Cost          value
---          -----------               ----------------------------                              -------          -----

 *     Connecticut General       Group annuity contract (GA-37125)
        Life Insurance
        Company                  Guaranteed Income Fund                                            (A)         $1,592,194
                                 S&P Index Fund                                                                 1,270,315
                                 Fidelity Advisor Growth Opportunities Account                                  1,207,162
                                 Fidelity Advisor Equity Growth Account                                         2,441,193
                                 CIGNA Lifetime20 Fund                                                            559,923
                                 CIGNA Lifetime30 Fund                                                            495,698
                                 CIGNA Lifetime40 Fund                                                            337,036
                                 CIGNA Lifetime50 Fund                                                            253,866
                                 Janus Worldwide Account                                                          480,123
                                 International Blend/Bank of Ireland Fund                                          21,966
                                 Mid Cap Value Fund (Wellington)                                                   60,856

*      Merisel, Inc.             Shares of plan sponsor common stock                                              327,977

*      Participant loans         Loans to participants, maturities up
                                    to 5 years, interest rates between
                                    9.5% to 11%                                                                    60,295
                                                                                                              -----------

                                                                                                               $9,108,604
(A) Historical cost information is not required for participant-directed                                      ============
investments.

* A party-in-interest as defined by ERISA.

                  See accompanying independent auditor's report.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 28, 2002            Merisel, Inc. 401(k) Retirement Savings Plan
                                --------------------------------------------
                                              (Name of plan)


                                 By:/s/Timothy N. Jenson
                                    ----------------------------------------
                                    Timothy N. Jenson
                                    CEO and President